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ALLISON M. FUMAI allison.fumai@dechert.com
+1 212 698 3526 Direct
+1 212 698 3599 Fax
August 17, 2020

U.S. Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jennifer Hardy, Division of Investment Management

Re: VanEck Vectors ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)

Dear Ms. Hardy:

We are in receipt of your telephonic comments regarding the registration statement on Form N-1A for the Trust with respect to VanEck Vectors Municipal Allocation ETF (the “Fund”), a series of the Trust, filed with the Securities and Exchange Commission (the “SEC”) on June 10, 2020. The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf. Below, we describe the changes that have been or will be incorporated into the Fund’s registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.

GENERAL
Comment 1. Please file the Trust’s responses to the SEC staff’s (“Staff”) comments as correspondence on EDGAR at least five business days prior to the effective date of the registration statement to give the Staff adequate time to review the Trust’s responses.

Response 1. We respectfully acknowledge your comment.

Comment 2.  Please note that where a comment is made in one section of the Prospectus, such comment is applicable to similar disclosures appearing elsewhere in the Prospectus.

Response 2.  We respectfully acknowledge your comment.

PROSPECTUS

Comment 3.  Please revise the cover page to note an effective date of August 29, 2020 (no later than eighty days pursuant to Rule 485(a)(1)).

Response 3. The Trust informs the Staff that it expects the filing made pursuant to Rule 485(b) will occur on or prior to August 29, 2020 and such filing will designate September 1, 2020 as the effective date.

Comment 4.  With respect to the Fee Table, please file the Advisory Agreement reflecting this revised arrangement as an exhibit to the registration statement. The Staff notes that the Advisory Agreement is a material contract pursuant to Item 28(h) of Form N-1A.

Response 4. We respectfully acknowledge your comment; however, the Trust notes that the applicable Advisory Agreement is incorporated by reference in Exhibit (d)(3) of the Registration Statement.

Comment 5.  In footnote (b) to the Fund Fees and Expenses table, please explain the Fund’s basis for estimating the Acquired Fund Fees and Expenses. The Staff notes that Instruction 3(c)(ii) of Form N-1A states that if there have been any changes in annual fund operating expenses that would materially affect the information disclosed in the table, the information must be restated using the current fees and a footnote must be included stating the same.

Response 5. The disclosure stating that the Acquired Fund Fees and Expenses are based on estimated amounts has been removed.

Comment 6.  With respect to the following disclosure in the “Expense Example” section, please include comparable disclosure in the “Fund Fees and Expenses” section: “This example does not take into account brokerage commissions that you pay when purchasing or selling Shares of the Fund.”

Response 6. We respectfully acknowledge your comment; however, we believe that the referenced disclosure is appropriate and consistent with Item 3 of Form N-1A.

Comment 7.  Please revise the following disclosure in the “Expense Example” section to clarify that the expense example applies whether a shareholder holds or redeems shares of the Fund: “This example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods.”

Response 7. We respectfully acknowledge your comment; however, we believe the current disclosure is consistent with the requirements of Form N-1A.

Comment 8.  In order to conform to the definition of “assets” later in the prospectus and to the Fund’s fundamental policy as stated in the SAI, please revise the following sentence in the “Summary Information–Principal Investment Strategies” section: “The Fund normally invests at least 80% of its ~~total~~ assets in investments the income from which is exempt from U.S. federal income tax (other than AMT).”

Response 8. We respectfully acknowledge the comment and have revised the discrepancy to clarify the definition as “total assets.”

Comment 9. Please revise the disclosure related to investments in ETPs under “Summary Information–Principal Investment Strategies” to clarify whether the ETPs will also invest in municipal bonds or be linked to municipal securities. Please make corresponding revisions to the Item 9 disclosure.

Response 9. The disclosure has been revised accordingly.

Comment 10.  Please include “Portfolio Turnover Risk” as a principal risk of the Fund due to the disclosure stating that the Fund may engage in active and frequent trading of its securities.

Response 10. We respectfully acknowledge your comment. We note that the Fund already includes “High Portfolio Turnover Risk” as a principal risk of the Fund.

Comment 11.  Please revise the following sentence in the “Market Risk” disclosure: “Both the Fund and the ETPs and ETFs in which the Fund may invest are subject to market risk.” [Emphasis added.] Please make corresponding changes throughout the risk disclosure and elsewhere, as appropriate.

Response 11. We respectfully acknowledge the comment; however, we believe that the referenced disclosure is appropriate as the defined term “ETPs” includes ETFs.

Comment 12.  The Staff notes that significant market events have occurred as a result of the COVID-19 pandemic. Please update the Fund’s disclosure including “Market Risk,” “Municipal Securities Risk” and “Interest Rate Risk” to clarify how COVID-19 may affect the Fund and its investments or supplementally explain why additional revisions are not required.

Response 12. We respectfully acknowledge your comment. The Trust notes that its “Market Risk” disclosure has recently been updated to note that the securities markets may be affected by pandemics. Furthermore, the “Interest Rate” risk has recently been updated to note the prevailing historically low interest rate environment. We have made further minor revisions to the risk disclosure to account for the impact of the COVID-19 pandemic.

Comment 13.  In the “State Concentration Risk,” please identify all applicable states and tailor the disclosure as applicable to the state or states. Please include Puerto Rico Risk if the Fund invests significantly in municipal bonds issued by Puerto Rican municipalities.

Response 13. We respectfully acknowledge your comment; however, we believe that the referenced disclosure is appropriate.

Comment 14.  Please remove “Concentration Risk” in the “Summary Information–Principal Risks of Investing in the Fund” section or explain supplementally why this disclosure is included.

Response 14. We respectfully acknowledge your comment; however, we believe that the inclusion of Concentration Risk is appropriate, as this risk factor applies to the underlying ETPs in which the Fund may invest.

Comment 15.  Please revise the “Performance” section to include complete annual performance of the Fund, as the Fund has annual returns for at least one calendar year.

Response 15. We respectfully acknowledge your comment; however, we believe that the referenced disclosure is appropriate and consistent with the requirements of Item 4(b)(ii)(2)(ii) of Form N-1A as the Fund does not have annual returns for at least one calendar year.

Comment 16.  Please revise the disclosure under “Information about Underlying Funds and ETPs” pursuant to the Staff’s comments regarding the Item 4 disclosure.

Response 16. We respectfully acknowledge your comment. However, pursuant to our Response 11, we believe the existing disclosure is appropriate.

Comment 17.  Please update the disclosure under “Investment Adviser” to reference the most recent annual or semi-annual report which includes a discussion of the Board’s approval of the Advisory Agreement.

Response 17. The disclosure has been revised accordingly.

STATEMENT OF ADDITIONAL INFORMATION

Comment 18.  The “General Description of the Trust” section states that the Fund’s shares are “expected to be approved for listing.” Please explain why or else delete from the disclosure.

Response 18. The disclosure has been revised accordingly.

Comment 19.  With respect to Fundamental Restriction 7, please add an explanatory note to the disclosure confirming that the portfolio will consider the investment of underlying investment companies when determining compliance with the Fund’s concentration policy.

Response 19. The Trust is not aware of a requirement to consider the concentration policies of an underlying investment company in which the Fund invests for purposes of determining the Fund’s compliance with its concentration policy. To the extent that the Trust determines that the Fund’s investments in an underlying investment company exposes the Fund to a material risk, including significant exposure to a particular industry or group of industries, the Trust would include appropriate risk disclosure in the Fund’s registration statement.

Comment 20.  With respect to Fundamental Restriction 7, please add disclosure that the Fund should look through a “private activity” municipal debt security, whose principal and interest payments are derived principally from the assets and revenues of a non-governmental entity, in order to determine the industry to which the investments should be allocated when determining the Fund’s compliance with its concentration policy.

Response 20. We respectfully acknowledge your comment; however, we believe that the referenced disclosure is appropriate.

Comment 21.  The Staff notes that the “Concentration Considerations” language conflicts with the disclosure regarding the Fund’s fundamental investment policies. Please reconcile this disclosure.

Response 21. We respectfully acknowledge your comment; however, we do not believe the disclosure is inconsistent. Further, as noted above, the Trust is not aware of a requirement to consider the concentration policies of an underlying investment company in which the Fund invests for purposes of determining the Fund’s compliance with its concentration policy.

PART C

Comment 22.  Please file as an exhibit the new Advisory Agreement containing the revised fee structure pursuant to Item 28(h) of Form N-1A.

Response 22. We respectfully acknowledge your comment; however, the Trust notes that the applicable Advisory Agreement is incorporated by reference in Exhibit (d)(3) of the Registration Statement.

Comment 23.  Please explain why Exhibit (i)(55) “Opinion and Consent of Dechert LLP” is being filed by amendment in this filing.

Response 23. We respectfully acknowledge your comment. We note that Exhibit (i)(55) relates to a different series of the registrant.

* * * * *
If you have any questions, please feel free to contact Brian Roe at (212) 649-8707 or me at (212) 698-3526.
Very truly yours,

/s/ Allison M. Fumai
Allison M. Fumai